UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

Commission File Number: 1-12869

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Constellation Energy Group, Inc. Employee Savings Plan

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

Date:	June 24, 2005	/s/ Richard D. Honaker
Richard D. Honaker, Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Constellation Energy Group, Inc.

Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Constellation Energy Group, Inc. Employee Savings Plan (the Plan), as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of financial information for the year ended December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus L.L.P.

Washington, DC
June 24, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Constellation Energy Group, Inc. on Form S-3 and Form S-8 (File Nos. 333-102723, 333-59601, 33-57658, 333-56572, 333-24705, 33-49801, 33-59545, 333-45051, 333-46980, 33-56084, 333-81292, and 333-89046, respectively) of our report dated June 24, 2005 on the financial statements and supplemental schedule of the Constellation Energy Group, Inc. Employee Savings Plan, as of and for the years ended December 31, 2004 and 2003, which report is included in this Annual Report on Form 11-K.

/s/ Mitchell & Titus LLP

Washington, DC
June 24, 2005

CONSTELLATION ENERGY GROUP, INC.

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

At December 31,	2004	2003

Assets
Investments:
Securities held in trust	$936,768,904	$814,925,426
Guaranteed investment contracts	9,167,288	27,517,140
Common trust fund	45,878,062	—
Short-term investments	548,952	1,146,041

Participant loans	27,723,344	25,129,186

Receivables:
Employer contribution	189,754	169,088
Participant contributions	685,434	550,136
Accrued dividends	2,198,557	2,189,087
Accounts receivable	981,370	70,682
Total Assets	$1,024,141,665	$871,696,786

Liabilities
Accounts payable	$124,780	$64,680
Total Liabilities	$124,780	$64,680

Net assets available for benefits end of year	$1,024,016,885	$871,632,106

The accompanying notes are an integral part of these financial statements.

CONSTELLATION ENERGY GROUP, INC.

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31,	2004	2003

ADDITIONS
Contributions
Participant contributions	$49,568,601	$41,132,223
Participant rollover contributions	39,707,751	8,120,875
Plan transfers in	1,081,439	17,492,546
Employer matching contributions	14,490,351	12,112,474
Total Contributions	104,848,142	78,858,118

Income
Dividends	19,710,119	13,622,706
Interest	6,587,238	6,736,703
Interest on participant loans	1,600,753	1,727,588
Total Income	27,898,110	22,086,997

Net appreciation (See note 4)	88,987,040	177,833,436

Total Additions	221,733,292	278,778,551

DEDUCTIONS
Withdrawals and distributions	(69,289,219)	(55,401,327)
Fees	(59,294)	(55,613)
Total Deductions	(69,348,513)	(55,456,940)

CHANGE IN NET ASSETS	152,384,779	223,321,611

Net assets available for benefits beginning of year	871,632,106	648,310,495

Net assets available for benefits end of year	$1,024,016,885	$871,632,106

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1.  General Description of the Plan

Baltimore Gas and Electric Company (BGE) established the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978.  Effective April 30, 1999, BGE shareholders approved the formation of a holding company – Constellation Energy Group, Inc. (Company) and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated, and renamed as the Constellation Energy Group, Inc. (CEG) Employee Savings Plan (Plan).

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility – An employee is eligible to participate in the Plan as soon as practicable after the date of hire.

Administration – The Plan Administrator is the Director – Benefits, Human Resources Division of Constellation Energy Group, Inc.  The assets are held and managed by the Trustee, T. Rowe Price Trust Company (Trustee).  TRP Retirement Plan Services, Inc. provides the record keeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to provisions set forth in ERISA.

Contributions – Eligible participants may contribute from 1% to 25% of their eligible pay through payroll deductions, on a before-tax basis (Deferred Compensation Option), from 1% to 15% of their eligible pay through payroll deductions, on an after-tax basis (Thrift Option), or a combination thereof.  The maximum combined contribution rate for both the before-tax and the after-tax contributions is 25%.

The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service.  The limitation for 2004 was $13,000.

Participants age 50 and older (by year end) and meeting one of the Plan’s or IRS pre-tax contribution limits are eligible to make catch up contributions.  The catch-up contributions limit for 2004 was $3,000.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective the beginning of the following month.  Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment options as provided in the Plan.

Plan Merger - Effective April 1, 2003:

•                  The Constellation Operating Services Inc. Retirement Plan and participant balances including loans were merged into the Plan with the exception of the represented employees of Central Wayne.

•                  Employees of A/C Power became employees of Constellation Operating Services, Inc., and their account balances previously held in the A/C Power Retirement Plan were merged into the Plan.

•                  Employees of Trona Operating Partners became employees of Constellation Operating Services, Inc., and their balances in the Trona Operating Partners Retirement Plan were merged into the Plan.

At the time of the merger, all three Plans held assets in the T. Rowe Price Science & Technology Fund.  That fund was added to the Plan but was closed to new investments.

These balances are reflected on the Statement of Changes of Net Assets Available for Benefits as “plan transfers in”.

Plan Transfer In - Effective June, 2004:

Effective June, 2004, Constellation Energy Group, Inc., purchased Robert E. Ginna Nuclear Power Plant from the Rochester Gas & Electric Corporation, and permitted eligible participants to rollover balances including loans into the Plan.

Company Matching Contributions – In general, the Company contributes an amount equal to one-half of the participant’s first six percent of contributions. However, the Company matching contribution for employees of Constellation New Energy is 100% of the first five percent of contributions. All Company matching contributions are fully and immediately vested upon being credited to the participant’s account. Company contributions are initially invested in the CEG Common Stock Fund. Once credited, the participant has the option to transfer the funds to other available investment options.

Investment Options – Participants can elect to have their contributions invested in the following:

•                  CEG Common Stock Fund

•                  Interest Income Fund

•                  Fidelity Diversified International Fund**

•                  Fidelity Dividend Growth Fund**

•                  Pimco Total Return Admin Fund**

•                  T. Rowe Price Equity Income Fund

•                  T. Rowe Price Equity Index Trust**

•                  T. Rowe Price Growth Stock Fund

•                  T. Rowe Price Mid-Cap Growth Fund

•                  T. Rowe Price Mid-Cap Value Fund**

•                  T. Rowe Price New Horizons Fund

•                  T. Rowe Price Science & Technology Fund*

•                  T. Rowe Price Small Cap Value Fund

•                  T. Rowe Price Retirement Income Fund**

•                  T. Rowe Price Retirement 2005 Fund**

•                  T. Rowe Price Retirement 2010 Fund**

•                  T. Rowe Price Retirement 2015 Fund**

•                  T. Rowe Price Retirement 2020 Fund**

•                  T. Rowe Price Retirement 2025 Fund**

•                  T. Rowe Price Retirement 2030 Fund**

•                  T. Rowe Price Retirement 2035 Fund**

•                  T. Rowe Price Retirement 2040 Fund**

* This Fund is closed to new investments such as contributions, loan repayments and transfers (exchanges).

** New funds added to the plan July 16, 2004.

Effective July 16, 2004, the following funds were removed as investment options of the plan.

•                  T. Rowe Price Balanced Fund

•                  T. Rowe Price Equity Index 500 Fund

•                  T. Rowe Price International Stock Fund

•                  T. Rowe Price New Income Fund

CEG Common Stock Fund – Participant and company matching contributions in the CEG Common Stock Fund are invested in Constellation Energy Group, Inc. common stock.

Employee Stock Account – An Employee Stock Account was automatically established for each participant who transferred their balance from the Baltimore Gas and Electric Company Employee Stock Ownership Plan upon the termination of that plan in 1989 and/or received shares of stock credited under the Corporate Performance Award Program. No additional allocations are being made to this account.

Interest Income Fund – Amounts held in the Interest Income Fund are invested in contracts issued by insurance companies or other financial institutions and in short-term investments. Each contract specifies a fixed or variable rate of interest for a certain period of time. Effective September, 2005, the final contract will mature.  A component of the Interest Income Fund is invested in the T. Rowe Price Managed Bond Common Trust Fund (Managed Bond Fund), a direct filing entity, pursuant to Department of Labor Regulations. An additional component is the T. Rowe Price Stable Value Common Trust Fund, an investment similar in nature to the underlying investments in the Interest Income Fund, with a higher degree of diversification.  All maturing contracts are being invested in the Stable Value Common Trust Fund.

The interest rate earned by the Interest Income Fund is a blend of the rates under the various investments.  The annual effective rates for 2004 and 2003 were 4.48% and 4.95%, respectively. The crediting interest rates for the investment contracts as of December 31, 2004 and 2003 were 4.40% and 4.84%, respectively.

At December 31, 2004 and 2003, there were no investments in the individual contracts of any issuer in the Interest Income Fund which exceeded five percent of net assets available for benefits. Contracts included in the Interest Income Fund have been reported at their contract value, which approximates fair value.  All the investments in this fund are held for purposes other than trading.

Common Trust Fund - The Equity Index Trust seeks to replicate as closely as possible the total return performance of the Standard & Poor’s 500 Composite Index.  The Equity Index Trust is not a mutual fund. It is a common trust fund established by the T. Rowe Price Trust Company under Maryland banking law, and its units are exempt from registration under the Securities Act of 1933.

Investment Income – Dividends and earnings received on all other funds are automatically reinvested in the fund to which those earnings apply.

Transfers – Participants are allowed to initiate, on a daily basis, a transfer of the value of their account, among the available investment funds.

Participant Loan Provisions – Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment.  Participants are allowed to have up to two loans outstanding at any time.  Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated.  The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan.

Withdrawals and Distributions – A participant may, on a daily basis, elect to withdraw all or part of the investments attributable to their after-tax contributions. Except for death, disability, retirement, separation from service or under certain circumstances of hardship, contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2.  Participants who withdraw basic before-tax and after-tax contributions that have not been in the Plan for two full calendar years (unmatured), and participants who make a hardship withdrawal, are suspended from making contributions to the Plan for six months. Company matching contributions that have been in the Plan for two full calendar years (matured) are also eligible to be withdrawn.

Distributions to participants who retire or terminate active employment are automatically deferred until sixty days after they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution.  Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year.  Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances.  The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Vesting – All contributions that are held in participants’ accounts are immediately 100% vested.

Administrative costs – Administrative fees charged by institutions, which issue contracts for the Interest Income Fund, are reflected in the effective rate earned by the fund.  The Company currently pays all the other fees and expenses of the Plan, including those of the Trustee.  Brokerage fees, commissions, and transfer taxes associated with the purchase, sale or transfer of shares of common stock for the CEG Common Stock Fund are borne by the CEG Common Stock Fund.  All expenses and other charges incurred by the mutual funds are borne by those respective funds. Participants are charged a $50 loan initiation fee.

Related Party Transactions – Certain Plan investments are shares of mutual funds managed by T. Rowe Price, a division of which is also the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions.

In 2004, the Company began a feasibility study and trustee/recordkeeper search with the intent of consolidating the Represented Employee Savings Plan for Nine Mile Point, the Non-Represented Employee Savings Plan for Nine Mile Point, and the Constellation Energy Group, Inc. Employee Savings Plans with a single trustee/recordkeeper, and adopting consistent plan provisions where appropriate.  Decisions on that project are pending as of the date of this report.

Note 2.  Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting. The accounting principles and practices that affect the more significant elements of the financial statements are:

Valuation of Investments – Shares of common stock in the CEG Common Stock Fund held by T. Rowe Price Trust Company are valued as of year-end, using the quoted closing market price as reported by the “NYSE–Composite Transactions” published in the eastern edition of The Wall Street Journal.  Mutual fund shares held in the plan are valued as of year-end, using the net asset value price of such shares as quoted by the “Mutual Fund Quotations” for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost, which approximates fair value.

The Plan’s investments are stated at fair value except for the various contracts issued by insurance companies or other financial institutions, under the Interest Income Fund, which are fully benefit-responsive and are stated at contract value, which approximates fair value.  Contract value is equal to the aggregate of the net contributions and earnings thereon.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Shares of CEG common stock are purchased on the open market, through new issuances, or by other acquisition.  Mutual fund shares for the T. Rowe Price Mutual Funds are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or interfund transfers or obtaining loans from the Plan.  The cost of shares sold from the CEG Common Stock Fund and the T. Rowe Price Mutual Funds, as a result of participant distributions, withdrawals, interfund transfers or loans, is determined under the average cost method.

The T. Rowe Price Equity Index Trust’s unit value is determined by subtracting total liabilities from total assets at fair market value, then dividing that amount by the total number of units outstanding.

Loans to participants are valued at their outstanding principal amount.

Contributions Receivable - Contributions receivable represent amounts remitted in January 2005 and 2004 which were attributable to compensation earned in December 2004 and 2003, respectively.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

The comparative 2003 financial statement presentation includes certain immaterial adjustments to conform to current year’s presentation.

Note 3.  Tax Status

The Company has received the latest favorable determination letter from the Internal Revenue Service (IRS), dated February 18, 2004, with respect to the Plan as restated effective January 1, 2002, qualifying the Plan as a stock bonus plan under Section 401(a) of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.

In addition, effective February 28, 2002, the Plan was designated to meet the definition of a participant directed individual account retirement plan as defined by Section 404(c) of ERISA.

On September 14, 2004, the Company filed a determination application with the Internal Revenue Service with respect to the Plan as restated effective September 1, 2004.  As of the date of this report, the Company has not received a response regarding this request.

Note 4.  Investments

Investments which exceed five percent of the Plan’s net assets as of December 31, 2004 and December 31, 2003, include:

At December 31, 2004

Identity of Issue	Units	Current Value
CEG Common Stock Fund	7,711,755	$336,373,551
Interest Income Fund	152,248,967	152,248,967
T. Rowe Price Equity Income Fund	3,329,947	88,494,660
T. Rowe Price Growth Stock Fund	3,066,271	81,776,804
T. Rowe Price Mid-Cap Growth Fund	1,149,802	57,351,346
T. Rowe Price Small Cap Value Fund	1,890,431	67,469,608

At December 31, 2003

Identity of Issue	Units	Current Value
CEG Common Stock Fund	8,355,383	$330,475,808
Interest Income Fund	147,476,629	147,476,629
T. Rowe Price Equity Income Fund	3,165,610	76,486,497
T. Rowe Price Growth Stock Fund	81,712,998	76,311,779
T. Rowe Price Mid-Cap Growth Fund	1,066,781	45,766,649
T. Rowe Price Small Cap Value Fund	1,752,658	51,512,046

The Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

At December 31,	2004	2003
CEG Common Stock Fund	$36,283,197	$99,352,484
Mutual Funds	52,703,843	78,480,952
Total	$88,987,040	$177,833,436

Note 5.  Reconciliation of Financial Statements to FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

At December 31,	2004	2003
Net assets available for benefits per the financial statements	$1,024,016,885	$871,632,106
Amounts requested by participants for withdrawals and distributions at December 31, but paid in subsequent years	(62,953)	(133,186)
Contributions receivable	(875,188)	(719,224)
Net assets available for benefits per the Form 5500	$1,023,078,744	$870,779,696

The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500:

December 31, 2004
Withdrawals and distributions paid to participants per the financial statements	$69,289,219
Add: Amounts requested for withdrawals and distributions at December 31, 2004 paid in 2005	62,953
Less: Amounts requested by participants for withdrawals and distributions at December 31, 2003 paid in 2004	(133,186)
Withdrawals and distributions to participants per the Form 5500	$69,218,986

The following is a reconciliation of contributions per the financial statements to the Form 5500:

December 31, 2004
Contributions per the financial statements	$104,848,142
Add: contributions receivable at December 31, 2003	719,224
Less: contributions receivable at December 31, 2004	(875,188)
Contributions per the Form 5500	$104,692,178

CONSTELLATION ENERGY GROUP, INC. (EIN 52-0280210)

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

Schedule of Assets Held at End of Year

	Identity of Issue	Cost	December 31, 2004 Current Value	Maturity Date
*	Constellation Energy Group, Inc.	$216,253,137	$336,373,551	—
	Fidelity Diversified International Fund	23,396,143	26,618,844	—
	Fidelity Dividend Growth Fund	1,022,416	1,078,855	—
	Pimco Total Return Admin Fund	17,537,001	17,352,439	—
*	T. Rowe Price Equity Income Fund	76,911,361	88,494,660	—
*	T. Rowe Price Growth Stock Fund	79,115,765	81,776,804	—
*	T. Rowe Price Mid-Cap Growth Fund	45,019,591	57,351,346	—
*	T. Rowe Price Mid-Cap Value Fund	5,882,467	6,160,096	—
*	T. Rowe Price Science & Technology Fund	547,188	832,109	—
*	T. Rowe Price New Horizons Fund	30,929,624	37,622,469	—
*	T. Rowe Price Small-Cap Value Fund	46,673,133	67,469,608	—
*	T. Rowe Price Retirement Income Fund	803,106	838,816	—
*	T. Rowe Price Retirement 2005 Fund	1,304,688	1,402,146	—
*	T. Rowe Price Retirement 2010 Fund	10,523,926	11,104,642	—
*	T. Rowe Price Retirement 2015 Fund	16,611,387	17,905,591	—
*	T. Rowe Price Retirement 2020 Fund	17,939,033	19,112,242	—
*	T. Rowe Price Retirement 2025 Fund	11,081,767	12,083,593	—
*	T. Rowe Price Retirement 2030 Fund	6,860,276	7,447,070	—
*	T. Rowe Price Retirement 2035 Fund	1,418,949	1,554,221	—
*	T. Rowe Price Retirement 2040 Fund	1,141,048	1,234,345	—
*	T. Rowe Price Stable Value Common Trust Fund	142,955,457	142,955,457	—
	Subtotal Securities Held In Trust	753,927,463	936,768,904

	Group Annuity Contract with New York Life (GA-31015-003) Guaranteed Interest – 6.97%	2,654,180	2,654,180	3/17/2005
	Group Annuity Contract with Travelers Life (GR-17825) Guaranteed Interest - 6.78%	6,513,108	6,513,108	9/20/2005
	Subtotal Guaranteed Investment Contracts	9,167,288	9,167,288

*	T. Rowe Price Equity Index Trust	41,571,514	45,878,062	—
	Subtotal Common Trust Fund	41,571,514	45,878,062

*	Loan Fund (Interest) Interest Range 4.25 - 10.50%	—	27,723,344	—
	Subtotal Participant Loans	—	27,723,344

	T. Rowe Price Short Term Settlement Account	485,999	485,999	—
	T. Rowe Price Short Term Distribution Account	62,953	62,953	—
	Subtotal Short-term Investments	548,952	548,952

	Grand Total	$805,215,217	$1,020,086,550

* Parties-in-Interest